

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 8, 2016

Adam Chesnoff
President and Chief Executive Officer
Saban Capital Acquisition Corp.
10100 Santa Monica Boulevard, 26th Floor
Los Angeles, CA 90067

>**Re:** **Saban Capital Acquisition Corp.**
>**Amendment No. 2 to Draft Registration Statement on Form S-1**
>**Submitted July 29, 2016**
>**CIK No. 0001671854**

Dear Mr. Chesnoff:

We have reviewed your amended draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Dilution, page 63

1. Please refer to prior comment 1. In the headnote, please revise your description of the caption, "Pro forma net tangible book value after this offering and the sale of the private placement warrants," to be consistent with your revisions to this table, by removing references to the immediate increase of "$9.18 per share to our sponsor" and the immediate dilution of "$10.00 per share or 100% to our public shareholders not exercising their redemption rights." This disclosure continues to imply that your capitalization will decrease by $0.82 per share as a result of this offering instead of increasing by this amount.

You may contact Franklin Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gregg A. Noel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP